UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Monster Beverage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

61174X109

(CUSIP Number)

Rodney C. Sacks

1 Monster Way

Corona, California 92879

(951) 739-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Brandon Limited Partnership No. 1

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,881,856

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,881,856

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,881,856

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.9%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Brandon Limited Partnership No. 2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 9,795,648

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 9,795,648

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,795,648

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.8%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Rodney Cyril Sacks

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,442,010

	(8)	Shared Voting Power 15,350,258

	(9)	Sole Dispositive Power 2,442,010

	(10)	Shared Dispositive Power 15,350,258

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,792,268

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.7%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilton Hiller Schlosberg

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,402,519

	(8)	Shared Voting Power 15,350,258

	(9)	Sole Dispositive Power 2,402,519

	(10)	Shared Dispositive Power 15,350,258

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,752,777

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.7%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 34,924

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 34,924

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,924

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings V, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 71,428

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 71,428

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,428

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings VI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 107,900

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 107,900

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 107,900

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings VII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 40,072

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 40,072

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,072

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings VIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 189,528

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 189,528

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 189,528

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings IX, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 151,148

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 151,148

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 151,148

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 83,306

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 83,306

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 83,306

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 168,414

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 168,414

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 168,414

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 133,004

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 133,004

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 133,004

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 636,080

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 636,080

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 636,080

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.3%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XIV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,823,322

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,823,322

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,823,322

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.9%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 233,628

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 233,628

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 233,628

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Rodney C. Sacks 2008 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 30,068

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 30,068

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,068

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Rodney C. Sacks 2009 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 77,121

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 77,121

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 77,121

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons RCS Direct 2010 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,162

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 35,162

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,162

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons RCS Direct 2010 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,612

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,612

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons RCS Direct 2011 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 68,438

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 68,438

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 68,438

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

Introduction

This Amendment No. 24 (“Amendment No. 24”) amends the statement on Schedule 13D dated November 21, 1990 (the “Original Statement”), as amended by Amendment No. 1 dated March 29, 1991 (“Amendment No. 1”), Amendment No. 2 dated June 11, 1993 (“Amendment No. 2”), Amendment No. 3 dated August 29, 1994 (“Amendment No. 3”), Amendment No. 4 dated November 22, 2004 (“Amendment No. 4”), Amendment No. 5 dated December 1, 2004 (“Amendment No. 5”), Amendment No. 6 dated December 29, 2005 (“Amendment No. 6”), Amendment No. 7 dated January 13, 2006 (“Amendment No. 7”), Amendment No. 8 dated February 2, 2006 (“Amendment No. 8”), Amendment No. 9 dated February 23, 2010 (“Amendment No. 9”), Amendment No. 10 dated November 23, 2010 (“Amendment No. 10”), Amendment No. 11 dated December 16, 2011 (“Amendment No. 11”), Amendment No. 12 dated April 24, 2012 (“Amendment No. 12”), Amendment No. 13 dated May 21, 2012 (“Amendment No. 13”), Amendment No. 14 dated December 17, 2012 (“Amendment No. 14”), Amendment No. 15 dated March 18, 2013 (“Amendment No. 15”), Amendment No. 16 dated July 29, 2013 (“Amendment No. 16”), Amendment No. 17 dated September 16, 2013 (“Amendment No. 17”), Amendment No. 18 dated December 17, 2013 (“Amendment No. 18”), Amendment No. 19 dated August 18, 2014 (“Amendment No. 19”), Amendment No. 20 dated September 16, 2014 (“Amendment No. 20”), Amendment No. 21 dated December 16, 2014 (“Amendment No. 21”), Amendment No. 22 dated March 17, 2015 (“Amendment No. 22”) and Amendment No. 23 dated June 16, 2015 (“Amendment No. 23”) (the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23 and Amendment No. 24 are sometimes referred to herein collectively as this “statement on Schedule 13D”), relating to the common stock, par value $0.005 per share (“Common Stock”), of Monster Beverage Corporation, a corporation organized under the laws of the state of Delaware (the “Company”).  This Amendment No. 24 reflects transactions and developments through May 10, 2016, relating to such persons’ respective holdings of the Company.  The Reporting Persons may be deemed to constitute a “group” and, accordingly, jointly file this Amendment No. 24.

Any capitalized terms used in this Amendment No. 24 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22 and Amendment No. 23.

This Amendment No. 24 is being filed to amend Items 2 and 4 as set forth below and to update the number of shares of Common Stock beneficially held by the Reporting Persons as described herein.

Item 2. Identity and Background

Item 2(b) is hereby amended and supplemented by adding the following:

The principal business address for each of Brandon No. 1 and Brandon No. 2 is c/o Stonehage Fleming Financial Services Limited, 15 Suffolk Street, London SW1Y 4HG, United Kingdom.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On May 10, 2016, the Company commenced a modified “Dutch auction” tender offer (the “Offer”) to purchase up to 14,084,507 shares of Common Stock for cash at a price per share of not less than $142.00 and not greater than $160.00.  The Offer allows stockholders to tender shares of Common Stock pursuant to either auction tenders, whereby stockholders may indicate how many shares and at what price within the Company’s specified range they wish to tender, or purchase price tenders, whereby stockholders will be deemed to have tendered their shares at the minimum price per share under the Offer. Based on the number of shares of Common Stock tendered and the prices specified by the tendering stockholders, the Company will then determine the lowest price per share within the range that will enable the Company to purchase the maximum number of shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $2.0 billion.  The Offer is subject to “odd lot” priority, proration and conditional tender provisions, as described in the Company’s Offer to Purchase, and is scheduled to expire at 5:00 p.m., New York City time, on June 8, 2016, unless extended or earlier terminated by the Company.  If shares of Common Stock valued at more than $2.0 billion are tendered in the Offer at or below the purchase price, the Company may accept for purchase at the purchase price pursuant to the Offer up to an additional 2% of outstanding shares without extending the expiration time of the Offer.

Messrs. Sacks and Schlosberg have advised the Company that, although no final decision has been made, they may tender up to 2,150,000 and 1,250,000 shares, respectively, that they beneficially own in the Offer for asset diversification reasons, including shares held by each of them directly and shares held by the other Reporting Persons, in each case, as purchase price tenders.  Assuming that the Reporting Persons tender the 3,400,000 shares referred to above and all such shares are purchased in the Offer, the Reporting Persons will beneficially own an aggregate of 16,794,787 shares immediately following the Offer.  Each of the Reporting Persons reserves the right to elect not to tender any of its shares in the Offer.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 in its entirety and inserting in lieu thereof the following:

(a)-(b)  See rows (7) through (10) of the cover pages to this Amendment No. 24 for the number of shares of Common Stock as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  See rows (11) and (13) of the cover pages to this Amendment No. 24 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.   Percentages calculated in this Amendment No. 24 with respect to Brandon No. 1, Brandon No. 2, Hilrod IV, Hilrod V, Hilrod VI, Hilrod VII, Hilrod VIII, Hilrod IX, Hilrod X, Hilrod XI, Hilrod XII, Hilrod XIII, Hilrod XIV, Hilrod XV, RCS 2008, RCS 2009, RCS Direct, RCS Direct #2 and RCS Direct 2011 are based upon 203,042,661 shares of Common Stock outstanding as of April 15, 2016 (the “Aggregate Outstanding Shares”), as disclosed in the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 10, 2016.  Percentages calculated in this Amendment No. 24 with respect to each of Mr. Sacks and Mr. Schlosberg are based upon 203,600,678 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 558,017 shares of Common Stock that could be acquired within 60 days of April 15, 2016 by each of Mr. Sacks and Mr. Schlosberg upon the exercise of options to purchase Common Stock held by him or Hilrod XV.

As of May 10, 2016, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 20,194,787 shares, or 9.9% of the outstanding Common Stock.  Percentages calculated in this Amendment No. 24 with respect to the Reporting Persons as a group are based upon 204,158,695 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 1,116,034 aggregate shares of Common Stock that could be acquired within 60 days of April 15, 2016 by the Reporting Persons upon the exercise of options to purchase Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Mr. Sacks: (i) 1,770,098 shares of Common Stock beneficially held by him; (ii) 558,017 shares presently exercisable or exercisable within 60 days under the stock option agreements; (iii) 349 shares beneficially held by Hilrod IV because Mr. Sacks is one of Hilrod IV’s general partners; (iv) 714 shares beneficially held by Hilrod V because Mr. Sacks is one of Hilrod V’s general partners; (v) 1,079 shares beneficially held by Hilrod VI because Mr. Sacks is one of Hilrod VI’s general partners; (vi) 401 shares beneficially held by Hilrod VII because Mr. Sacks is one of Hilrod VII’s general partners; (vii) 1,895 shares beneficially held by Hilrod VIII because Mr. Sacks is one of Hilrod VIII’s general partners; (viii) 1,511 shares beneficially held by Hilrod IX because Mr. Sacks is one of Hilrod IX’s general partners; (ix) 833 shares beneficially held by Hilrod X because Mr. Sacks is one of Hilrod X’s general partners; (x) 1,684 shares beneficially held by Hilrod XI because Mr. Sacks is one of Hilrod XI’s general partners; (xi) 1,330 shares beneficially held by Hilrod XII because Mr. Sacks is one of Hilrod XII’s general partners; (xii) 6,361 shares beneficially held by Hilrod XIII because Mr. Sacks is one of Hilrod XIII’s general partners; (xiii) 18,233 shares beneficially held by Hilrod XIV because Mr. Sacks is one of Hilrod XIV’s general partners and (xiv) 2,336 shares beneficially held by Hilrod XV because Mr. Sacks is one of Hilrod XV’s general partners; and (b) with respect to Mr. Schlosberg: (i) 1,745,996 shares of Common Stock beneficially held by him; (ii) 558,017 shares presently exercisable or exercisable within 60 days under the stock option agreements; (iii) 349 shares beneficially held by Hilrod IV because Mr. Schlosberg is one of Hilrod IV’s general partners; (iv) 714 shares beneficially held by Hilrod V because Mr. Schlosberg is one of Hilrod V’s general partners; (v) 1,079 shares beneficially held by Hilrod VI because Mr. Schlosberg is one of Hilrod VI’s general partners; (vi) 401 shares beneficially held by Hilrod VII because Mr. Schlosberg is one of Hilrod VII’s general partners; (vii) 1,895 shares beneficially held by Hilrod VIII because Mr. Schlosberg is one of Hilrod VIII’s general partners; (viii) 1,511 shares beneficially held by Hilrod IX because Mr. Schlosberg is one of Hilrod IX’s general partners; (ix) 833 shares beneficially held by Hilrod X because Mr. Schlosberg is one of Hilrod X’s general partners; (x) 1,684 shares beneficially held by Hilrod XI because Mr. Schlosberg is one of Hilrod XI’s general partners; (xi) 1,330 shares beneficially held by Hilrod XII because Mr. Schlosberg is one of Hilrod XII’s general partners; (xii) 6,361 shares beneficially held by Hilrod XIII because Mr. Schlosberg is one of Hilrod XIII’s general partners; (xiii) 18,233 shares beneficially held by Hilrod XIV because Mr. Schlosberg is one of Hilrod XIV’s general partners; and (xiv) 2,336 shares beneficially held by Hilrod XV because Mr. Schlosberg is one of Hilrod XV’s general partners.

(c)                                  All transactions effected by the Reporting Persons in the Company’s securities during the past sixty days are set forth in Schedule A hereto.

(d)                                 No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)                                  Not applicable.

CUSIP No. 61174X109	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2016

BRANDON LIMITED PARTNERSHIP NO. 1

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

BRANDON LIMITED PARTNERSHIP NO. 2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

Hilrod Holdings IV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings V, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings IX, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings X, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XIV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

The Rodney C. Sacks 2008 Grantor Retained Annuity Trust #2

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Co-Trustee

The Rodney C. Sacks 2009 Grantor Retained Annuity Trust #2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The RCS Direct 2010 Grantor Retained Annuity Trust

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The RCS Direct 2010 Grantor Retained Annuity Trust #2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The RCS Direct 2011 Grantor Retained Annuity Trust

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Trustee

/s/ Rodney C. Sacks
RODNEY C. SACKS

/s/ Hilton H. Schlosberg
HILTON H. SCHLOSBERG

SCHEDULE A

The following are the transactions in the Company’s securities during the past sixty days:

	Date of Transaction	No. of Securities Acquired/(Disposed Of)		Average Price Per Security		Range of Prices Per Security
Mr. Schlosberg	03/14/2016	105,000		N/A	(1)	N/A
Mr. Schlosberg	03/14/2016	2,000		$0	(2)	N/A
Mr. Schlosberg	03/14/2016	12,700		$0	(3)	N/A
Mr. Schlosberg	03/14/2016	(7,117	)(4)	$131.96		N/A
Mr. Schlosberg	03/14/2016	39,000		N/A	(5)	N/A
Mr. Sacks	03/14/2016	105,000		N/A	(1)	N/A
Mr. Sacks	03/14/2016	2,000		$0	(2)	N/A
Mr. Sacks	03/14/2016	12,700		$0	(3)	N/A
Mr. Sacks	03/14/2016	(7,117	)(4)	$131.96		N/A
Mr. Sacks	03/14/2016	39,000		N/A	(5)	N/A
Mr. Schlosberg	03/21/2016	(84,859	)(6)	N/A	(7)	N/A
Mr. Sacks	03/21/2016	(84,859	)(6)	N/A	(7)	N/A
Mr. Schlosberg	03/22/2016	207,350		$0	(8)	N/A
Mr. Schlosberg	03/22/2016	62,705		$0	(9)	N/A
Mr. Sacks	03/22/2016	207,350		$0	(8)	N/A
Mr. Sacks	03/22/2016	62,705		$0	(9)	N/A
Mr. Schlosberg	04/04/2016	10,060		$0	(8)	N/A
Mr. Schlosberg	04/04/2016	205		$0	(10)	N/A
Mr. Sacks	04/04/2016	10,060		$0	(8)	N/A
Mr. Sacks	04/04/2016	205		$0	(10)	N/A
Mr. Schlosberg	04/11/2016	44,724		$0	(8)	N/A
Mr. Schlosberg	04/11/2016	913		$0	(11)	N/A
Mr. Sacks	04/11/2016	44,724		$0	(8)	N/A
Mr. Sacks	04/11/2016	913		$0	(11)	N/A

(1)  Represents the grant of employee stock options to Mr. Sacks or Mr. Schlosberg, as applicable.

(2)  Represents the grant of an award of shares of Common Stock to Mr. Sacks or Mr. Schlosberg, as applicable.

(3)  Represents the settlement of restricted stock units in shares of Common Stock on a one-for-one basis.

(4)  Represents shares of Common Stock withheld to cover taxes due upon the vesting of restricted stock units.

(5)  Represents the grant of restricted stock units, each of which represents a contingent right to receive one share of Common Stock as of the applicable vesting date.

(6)  Represents shares of Common Stock transferred by Mr. Sacks or Mr. Schlosberg, as applicable, to a grantor retained annuity trust with an independent trustee in satisfaction of a loan made by such grantor retained annuity trust to Mr. Sacks or Mr. Schlosberg, as applicable, in connection with the payment of taxes.

(7)  The aggregate amount of principal and accrued interest outstanding on such loan was approximately $11.6 million. The number of shares transferred to the grantor retained annuity trust was calculated based on $136.615 per share, which was the average trading price of the Common Stock on March 18, 2016.

(8)  Represents shares of Common Stock transferred to Mr. Sacks or Mr. Schlosberg, as applicable, as the proceeds of an in-kind annuity payment from an existing grantor retained annuity trust with an independent trustee.

(9)  Represents options to purchase Common Stock transferred to Mr. Sacks or Mr. Schlosberg, as applicable, as the proceeds of an in-kind annuity payment from an existing grantor retained annuity trust with an independent trustee.

(10)  Represents shares of Common Stock transferred to Mr. Sacks or Mr. Schlosberg, as applicable, from Hilrod XII in respect of their general partnership interests in Hilrod XII.

(11)  Represents shares of Common Stock transferred to Mr. Sacks or Mr. Schlosberg, as applicable, from Hilrod XIII in respect of their general partnership interests in Hilrod XIII.